NXT ENERGY SOLUTIONS INC.

Management's Discussion and Analysis

For the three and six months ended

June 30, 2021

Management's Discussion and Analysis

This discussion and analysis ("MD&A") was prepared by management of NXT Energy Solutions Inc. ("NXT", "we", "us", "our" or the "Company") based on information available as at August 12, 2021 unless otherwise stated, has been approved by the Board of Directors of the Company (the "Board"), and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the three and six month periods ended June 30, 2021 and the audited consolidated financial statements dated December 31, 2020. This MD&A covers the unaudited three and six month periods ended June 30, 2021, with comparative amounts for the unaudited three and six month periods ended June 30, 2020.

Our functional and reporting currency is the Canadian dollar. All references to "dollars", "$" and "CDN$" in this MD&A are to Canadian dollars unless specific reference is made to United States dollars ("US$").

NXT® and SFD® are registered trademarks of NXT in Canada and the United States.

Advisories

Forward-looking Information

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of applicable securities laws. These statements typically contain words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "will" and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document includes, but is not limited to:

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payment of the Consideration (as defined below), and the satisfaction of the conditions thereto (including with respect to Toronto Stock Exchange approval, cash balances, receipt of funds, and the execution and completion of contracts);
●
the number of common shares in the capital of NXT ("Common Shares") owned by Mr. George Liszicasz, as well as the total number of Common Shares issued and outstanding, upon the issuance and receipt of the 300,000 Common Shares as part of the Consideration;
●
the development, commercialization and protection of the SFD® technology for geothermal resource exploration;
●
the extent to which expanding the Company's scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;
●
estimates related to our future financial position and liquidity; and
●
general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

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our ability to market our SFD® technology and services to current and new customers;
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our ability to source personnel and equipment in a timely manner and at an acceptable cost;
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our ability to obtain all permits and approvals required;
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our ability to obtain financing on acceptable terms;
●
our ability to obtain insurance to mitigate the risk of default on client billings;
●
foreign currency exchange and interest rates; and
●
general business, economic and market conditions (including global commodity prices).

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

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the ability of management to execute its business plan;
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health, safety and the environment (including risks related to the COVID-19 pandemic);
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the emergence of alternative competitive technologies;
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our ability to develop the geothermal technology;
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our ability to service existing debt;
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our ability to protect and maintain our intellectual property ("IP") and rights to our SFD® technology;
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our reliance on a limited number of key personnel;
●
our reliance on a limited number of aircraft;
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our reliance on a limited number of clients;
●
counterparty credit risk;
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foreign currency and interest rate fluctuations;
●
changes in, or in the interpretation of, laws, regulations or policies; and
●
general business, economic and market conditions (including global commodity prices).
For more information relating to risks, see the section titled "Discussion of Operations – Risks and Uncertainties" in this MD&A and the section titled "Risk Factors" in NXT's most recently filed Annual Information Form. Except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Financial outlooks are provided for the purpose of understanding the Company's accounting practices and liquidity position, and the information may not be appropriate for other purposes.

Non-GAAP Measures

NXT's accompanying unaudited condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP" or "US GAAP").  This MD&A includes references to net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures be presented by other entities.  Net working capital is the net result of the difference between current assets and current liabilities, and can be used by investors and management to assess liquidity at a particular point in time. See "Liquidity and Capital Resources – Net Working Capital" for further information.

Description of the Business

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables NXT's clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT. NXT provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Financial and Operational Highlights

Key financial and operational highlights for Q2-21 are summarized below:

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The Company acquired the right to use SFD® technology to explore for geothermal resources (the "Geothermal Right") from Mr. George Liszicasz, Chairman, President and Chief Executive Officer of NXT;
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The Company received $1,000,000 from the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program (the "HASCAP Loan");
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Cash and short-term investments at June 30, 2021 were $3.78 million;
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The Company recorded survey revenue of $3.14 million in Q2-21 and YTD 2021;
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Net income per common share for Q2-21 was $0.02 basic and $0.02 diluted including stock-based compensation and amortization expense of $0.50 million;
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Cash flow provided by operating activities was $0.73 million during Q2-21;
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Net loss per common share for YTD 2021 was $0.00 basic and $0.00 diluted, including stock-based compensation and amortization expense of $0.96 million;
●
Cash flow used in operating activities was $0.15 million for YTD 2021;
 ~~●~~
General and administrative ("G&A") expenses decreased by $0.13 million (16%) as compared to Q2-20, due primarily to the receipt of a higher Canada Emergency Wage Subsidy ("CEWS"), the Canada Emergency Rent Subsidy ("CERS") and lower professional fees; and
 ~~●~~
G&A for YTD-2021 as compared to YTD-2020 decreased by $0.22 million (12%), mostly due to receiving the CERS in 2021, decreased professional fees, and no business development travel due to the COVID-19 pandemic.

Key financial and operational highlights occurring subsequent to Q2-21 are summarized below:

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On July 1, 2021 energy exploration veteran, Gerry Sheehan, joined the Board; and
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The Company began receiving advisory services and funding of up to $50,000 from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) to support the research and development of the SFD® technology for geothermal applications.

 Discussion of Operations

COVID-19 Pandemic

As of the date of the condensed consolidated interim financial statements the COVID-19 pandemic continues to be a risk on the operations of the Company. The Company has made provisions so employees can work safely in the office or from home, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. Demand for our services, as well as our ability to provide services and to generate revenues may become adversely impacted the longer the COVID-19 pandemic continues if, for example, restrictions on international travel continue and/or an outbreak of the virus among our or our customers' personnel were to result in us not being able to perform surveys. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method when compared to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Acquisition of the Geothermal Right

Description of the "Acquisition"

The Company acquired the Geothermal Right from Mr. George Liszicasz, Chairman, President and Chief Executive Officer of NXT on April 18, 2021 (the "Acquisition"). The agreement providing for the Acquisition was negotiated between Mr. Liszicasz and a special committee of the Board comprised entirely of independent directors (the "Committee"). The initially negotiated consideration payable by the Company in connection with the Acquisition included the following:

1.
US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;

2.
300,000 Common Shares, which became due on April 18, 2021 and will be issued upon receipt of all necessary approvals including the approval of the Toronto Stock Exchange (the "TSX") which is expected in Q3-21;

3.
CAD$20,000 milestone payment which will become due in the event that the Company receives research funding in excess of $100,000, or $25,000 in the event the Company receives research funding in excess of $200,000 (the "Research Milestone Payment");

4.
US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of funds from operations; and

5.
US$250,000 milestone payment which will become due in the event that the Company executes and completes, and receives full payment for, an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed, and payment of at least US$5,000,000 is received, by April 18, 2023.

In July 2021, the Company and Mr. Liszicasz agreed to rescind the Research Milestone Payment and replaced it with an additional signature payment of CAD$15,000, which will be paid in August 2021 (collectively and as amended, the "Consideration").

Geothermal applications of the SFD® technology include naturally occurring sub-surface fluid reservoirs or rock conditions from which heat can be extracted and utilized for generating electric power, or for direct utilization in industrial, agricultural or domestic applications. The main subsurface properties such as porosity, permeability and impermeable cap rock that are vital in the search for oil and gas resources and are equally critical for locating the most prospective geothermal resources. For these reasons, the SFD® technology has a natural extension to geothermal applications.

Since first commercialized in 2007 for hydrocarbon use, NXT’s non-intrusive SFD® airborne technology enables its customers to significantly improve drill success rates while reducing the overall negative environmental impact of traditional large-scale ground surveys by minimalizing disruptions to community life and surface use. NXT anticipates applying for patent protection for the geothermal applications of SFD® once development of the SFD® sensors reach appropriate milestones.

As industries worldwide transition toward a low-carbon economy, geothermal energy has gained greater prominence for its environmental benefits as a non-intermittent renewable energy source. NXT will begin to utilize the research and marketing skillsets acquired in hydrocarbon resources to develop and commercialize the application of the SFD® technology for geothermal resource exploration. By expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources, the Company anticipates that its scope of revenue sources will expand as well.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Description of Review and Approval Process
The Acquisition constituted a "related party transaction" for the purposes of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") on the basis that Mr. Liszicasz is a director, officer and control person of the Company.

The Acquisition was reviewed and unanimously approved by the Committee which took into consideration the fair market value of the Geothermal Right as determined by them acting in good faith. Due to the fair market value not being readily determinable, the Committee considered the potential value to be realized by the Company in exercising the Geothermal Right, the value of the consideration being offered to Mr. Liszicasz, and the effect on the Company’s share ownership before and after the completion of the Acquisition.

The Acquisition was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under MI 61-101 on the basis that, at the time the Acquisition was agreed to, neither the fair market value of the Geothermal Right (as determined by the Committee acting in good faith, due to the fair market value not being readily determinable), nor the fair market value of the Consideration to be received by Mr. Liszicasz for the Geothermal Right, exceeded 25% of the Company’s market capitalization, calculated as follows:

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fair market value of the Geothermal Right and fair market value of the Consideration, approximately $837,947 if all of the milestones are met;
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market capitalization of the Company, approximately $44,579,810; and
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fair market value as a % of market capitalization, 1.88%.

Following the issuance of the 300,000 Common Shares (to be issued as part of the Consideration, subject to receipt of all necessary approvals including approval by the TSX), Mr. Liszicasz’s ownership is expected to increase from 15,041,911 Common Shares (representing approximately 23.28% of the 64,604,553 Common Shares issued and outstanding as at the date of this MD&A) to 15,341,911 Common Shares (representing approximately 23.64% of the Company’s then 64,904,553 Common Shares expected to be issued and outstanding, assuming no other changes in the number of issued and outstanding Common Shares occurs prior to the issuance of the 300,000 Common Shares to Mr. Liszicasz).

Mr. Liszicasz retains all rights, title and interest in and to the SFD® technologies for all other commercial applications, except for respect to hydrocarbons and geothermal resources.

As of June 30, 2021, the Company has recognized $281,610 for the acquisition Geothermal Right, which is the combination of the US$40,000 and CAD$15,000 signature payments, the estimated value of the 300,000 common shares, and the estimated legal and TSX costs to acquire the Geothermal Right. The cost of the remaining two milestones will be recognized when it is deemed probable that these two milestones will be achieved. At June 30, 2021 the estimated value of the remaining three milestones is $557,829.

Pre-existing SFD® Data Sale

In Q2-21, the Company completed the delivery of certain pre-existing Hydrocarbon Right SFD® data (the "Pre-existing SFD® Data") to its customer (the "Pre-existing SFD® Data Sale"). The Company has received payments of US$1,100,000 in respect of the Pre-existing SFD® Data with the outstanding accounts receivable expected to be paid in Q3-21.

Government Grants

National Research Council of Canada Industrial Research Assistance Program

In July 2021, the Company began receiving advisory services and funding of up to $50,000 from the NRC IRAP to support the research and development of the SFD® technology for geothermal applications. The objective of this project will be to test, identify and analyze the desired elements of the SFD® geothermal sensor response over known geothermal areas with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.

The NRC IRAP assistance will be recognized as a reduction to G&A expenses beginning in Q3-21.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Canada Emergency Wage Subsidy and Canada Emergency Rent Subsidy

During the three and six month periods ended June 30, 2021 and 2020, the Company received government grants through the CEWS and CERS. The CEWS and CERS were recognized as a reduction to G&A expenses. The Company will continue to participate in the CEWS and CERS as long both of these programs are offered by the Government of Canada, and so long as the Company continues to meet the current requirements of each of the programs.

	Q2-21	Q2-20	YTD 2021	YTD 2020
CEWS	$149,028	$105,875	$149,028	$105,875
CERS	118,801	-	118,801	-
Government grants recognized	267,829	105,875	267,829	105,875

Patents

As of the date of this MD&A, NXT has been granted SFD® patents in Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  In total, NXT has obtained SFD® patents or received patent allowances in 44 countries.  In addition, two more SFD® patent applications in Brazil and India are pending.  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

Summary of Operating Results

	Q2-21	Q2-20	YTD 2021	YTD 2020
Survey revenue	$ 3,144,373	$ 136,566	$ 3,144,373	$ 136,566
Expenses:
Survey costs, net	383,211	231,885	648,694	533,846
General and administrative expenses	682,851	810,172	1,583,160	1,806,171
Amortization	444,171	442,180	885,995	890,561
	1,510,233	1,484,237	3,117,849	3,230,578

Other Expenses (income):
Interest (income) expense, net	9,036	(4,362)	15,151	(17,009)
Foreign exchange loss (gain)	84,719	135,990	104,929	(273,527)
Intellectual property and other	7,179	410	16,789	8,534
	100,934	132,038	136,869	(282,002)
Income (loss) before income taxes	1,533,206	(1,479,709)	(110,345)	(2,812,010)

Income tax expense	-	-	-	-

Net income (loss) and comprehensive income (loss)	1,533,206	(1,479,709)	(110,345)	(2,812,010)

Net income (loss) per share – basic	$ 0.02	$ (0.02)	$ 0.00	$ (0.04)
Net income (loss) per share – diluted	$ 0.02	$ (0.02)	$ 0.00	$ (0.04)

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Quarterly operating results. Net income (loss) for Q2-21 compared to Q2-20 increased by $3,012,915, or $0.04 per share-basic. Survey costs, net, were $151,326 higher due to higher costs to deliver the Pre-existing SFD® Data and lower charter hire reimbursements. G&A expenses decreased by $127,321, or 16%, compared to Q2-20, due primarily to receipt of higher CEWS and CERS grants and lower professional fees. Interest (income) expense, net decreased $13,398 in Q2-21 versus Q2-20 as interest rates have decreased versus the prior year quarter as well as less cash was held in short-term investments. With respect to foreign exchange, the Company held significant assets in US$ as at June 30, 2021 and 2020. In both Q2-21 and Q2-20, the Canadian dollar ("CDN$") strengthened as compared to the US$ at December 31, 2020 and 2019, resulting in the corresponding foreign exchange losses. Intellectual property (“IP”) and other expenses in Q2-21 related mostly to costs associated with maintaining certain SFD® patents as their renewal periods came up during Q2-21.

Year-to-date operating results. Net loss for YTD 2021 compared to YTD 2020 decreased by $2,701,665, or $0.04 per share-basic. YTD 2021 revenue resulted from the Pre-existing SFD® Data Sale. In YTD 2020, revenue was earned on the recognition of the forfeited deposit from the Co-operation Agreement with Alberta Green Ventures Limited Partnership ("AGV"). Survey costs were higher in YTD 2021 versus YTD 2020 as YTD 2021 costs were due to delivery costs in connection with the Pre-existing SFD® Data Sale and lower charter hire reimbursements due to the COVID-19 pandemic. G&A expenses decreased by $223,011, or 12%, primarily due to receiving the CERS in YTD 2021, decreased professional fees and no business development travel during YTD 2021 due to the COVID-19 pandemic. Interest (income) expense net changed $32,160 versus YTD 2020 as the Company had larger cash and short-term investments in YTD 2020. For foreign exchange, the CDN$ weakened overall versus the US dollar in YTD 2020 resulting in the foreign exchange gain in YTD 2021. The CDN$ strengthened versus the US dollar in YTD 2021 resulting in the foreign exchange loss in YTD 2021. IP and other expenses in YTD 2021 related mostly to costs associated with maintaining certain SFD® patents as their renewal periods came up during Q2-21.

Survey Costs, net

Survey Costs	Q2-21	Q2-20	Net change
Aircraft lease costs	$ 103,646	$ 111,258	$ (7,612)
Aircraft operations	185,195	120,122	65,073
Survey projects	94,370	505	93,865
Total survey costs, net	383,211	231,885	151,326

Survey Costs	YTD 2021	YTD 2020	Net change
Aircraft lease costs	$ 208,971	$ 213,854	$ (4,883)
Aircraft operations	325,645	314,305	11,340
Survey projects	114,078	5,687	108,391
Total survey costs, net	648,694	533,846	114,848

Survey costs include aircraft charter costs (net of charter hire reimbursements), lease expenses and aircraft operation and maintenance costs. In Q2-21, survey costs were higher compared to Q2-20 due to costs to deliver the Pre-existing SFD® Data and lower charter hire reimbursements due to the COVID-19 pandemic. This was offset by lower aircraft lease costs due to the favourable CDN$ to US$ exchange rate.

In YTD 2021, survey costs were also higher compared to YTD 2020 due to costs to deliver the Pre-existing SFD® Data and lower charter hire reimbursements due to the COVID-19 pandemic. This was offset by lower aircraft lease costs, due to the favourable CDN$ to US$ exchange rate during Q2-21.

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter hire reimbursements received are used to offset aircraft costs.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization (the "Lessor"). NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years for payments of approximately US$22,500 per month. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price will be US$1.45 million.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

General and Administrative Expenses

G&A Expenses	Q2-21	Q2-20	Net change	%
Salaries, benefits and consulting charges	$ 297,485	$ 333,711	$ (36,226)	(11)
Board and professional fees, public company costs	232,729	262,555	(29,826)	(11)
Premises and administrative overhead	99,277	206,650	(107,373)	(52)
Business development	703	(269)	972	361
Stock-based compensation	52,657	7,525	45,132	600
Total G&A Expenses	682,851	810,172	(127,321)	(16)

G&A Expenses	YTD 2021	YTD 2020	Net change	%
Salaries, benefits and consulting charges	$ 770,940	$ 772,738	$ (1,798)	0
Board and professional fees, public company costs	425,733	490,564	(64,831)	(13)
Premises and administrative overhead	302,177	382,292	(80,115)	(21)
Business development	5,157	131,387	(126,230)	(96)
Stock-based compensation	79,153	29,190	49,963	171
Total G&A Expenses	1,583,160	1,806,171	(223,011)	(12)

G&A expenses decreased $127,321, or 16%, in Q2-21 compared to Q2-20 for the following reasons:

●
salaries, benefits and consulting charges decreased $36,226, or 11%, due to receipt of one additional month of the CEWS;
●
board and professional fees and public company costs decreased $29,826, or 11%, due primarily to decreased professional fees;
●
premises and administrative overhead costs decreased $107,373, or 52%, due to receipt of the CERS in Q2-21;
●
business development costs were minimal in both periods as travel restrictions continued due COVID-19 pandemic; and
●
stock-based compensation expenses ("SBCE") were higher in Q2-21 vs Q2-20 by $45,132, or 600% due to recognizing the restricted share unit ("RSUs") plan (the "RSU Plan") expense and the employee share purchase plan (the "ESP Plan"). The ESP Plan was commenced in Q4-20 and has approximately 75% employee participation. See the section "Discussion of Operations - General and Administrative Expenses - Stock-based Compensation Expenses" for further information on the SBCE.

G&A expenses decreased by $223,011, or 12%, in YTD 2021 compared to YTD 2020 for the following reasons:

●
salaries, benefits and consulting charges were consistent between YTD 2021 and YTD 2020, but both periods reflect receipt of the CEWS;
●
board and professional fees and public company costs decreased $64,831, or 13%, due to lower legal fees offset by the annual meeting being held one quarter earlier in 2021;
●
premises and administrative overhead decreased $80,115, or 21%, due to receipt of the CERS in YTD 2021;
~~●~~
business development costs decreased $126,230, or 96%, as travel restrictions continued due to the COVID-19 pandemic; and
●
SBCE were higher in YTD 2021 vs YTD 2020 by $49,963, or 171% due to recognizing the RSU Plan expense and the ESP Plan.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Stock-based Compensation Expenses

Stock-based Compensation Expenses	Q2-21	Q2-20	Net change	% change
Stock Option Expense	$ 7,500	$ 3,775	$ 3,725	99
Deferred Share Units	-	3,750	(3,750)	(100)
Restricted Stock Units	19,595	-	19,595	100
ESP Plan	25,562	-	25,562	100
Total SBCE	52,657	7,525	45,132	600

Stock-based Compensation Expenses	YTD 2021	YTD 2020	Net change	% change
Stock Option Expense	$ 11,250	$ 21,690	$ (10,440)	(48)
Deferred Share Units	-	7,500	(7,500)	(100)
Restricted Stock Units	19,546	-	19,546	100
ESP Plan	48,357	-	48,357	100
Total SBCE	79,153	29,190	49,963	171

SBCE varies in any given quarter or year as it is a function of several factors including the number of units of each type of stock based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices. Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant. The deferred share unit ("DSUs") plan (the "DSU Plan") is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSU Plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs. RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. The Company intends to settle the RSUs in shares and cash. In the year ended December 31, 2020, the Company granted 1,200,000 RSUs to employees and officers. The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of Common Shares in the capital of the Company, of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. During 2020 and 2021 the Company has elected to issue Common Shares from treasury.

SBCE in Q2-21 was higher compared to Q2-20 by $45,132 or 600%. Option expense in Q2-21 was due to an option grant to a director who elected to take options, instead of cash payments for all of his fees. No directors elected to participate in the DSU Plan in 2021. The RSU Plan and the ESP Plan expenses were not incurred in Q2-20 as the RSU Plan commenced in Q3-20 and the ESP Plan commenced in Q4-20.

SBCE in YTD 2021 was higher compared to YTD 2020 by $49,963 or 171%. Option expense in YTD 2021 was an option grant to a director who elected to take options, instead of cash payments for part of his fees. Option expense in YTD 2020 was a grant of an award of 30,000 fully vested stock options. The RSU Plan and the ESP Plan expenses were not incurred in Q2-20 as the RSU Plan commenced in Q3-20 and the ESP Plan commenced in Q4-20.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Amortization

Amortization	Q2-21	Q2-20	Net change	%
Property and equipment	$ 20,641	$ 20,996	$ (355)	(2)
Intellectual property	423,530	421,184	2,346	1
Total Amortization Expenses	444,171	442,180	1,991	-

Amortization	YTD 2021	YTD 2020	Net change	%
Property and equipment	$ 41,282	$ 48,194	$ (6,912)	(14)
Intellectual property	844,713	842,367	2,346	-
Total Amortization Expenses	885,995	890,561	(4,566)	(1)

Property and equipment and related amortization expense. Property and equipment amortization was lower in YTD 2021 compared to YTD 2020 due to additional assets becoming fully amortized during the period and the Company not acquiring new assets. Amortization also decreases each year as the Company uses the declining balance method of depreciation, thereby having the effect of lowering amortization each year on existing assets.

Intellectual property and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT's Chairman, President and Chief Executive Officer, on August 31, 2015. The value attributed to the acquired IP assets was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in Q2-21 or Q2-20.

As discussed in the section "Discussion of Operations - Acquisition of the Geothermal Right", the Company acquired the SFD® technology for the Geothermal Right from NXT’s Chairman, President and Chief Executive Officer on April 18, 2021. The Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $14,081 per year for a 5 year aggregate total of $70,402.

Other Expenses (Income)

Other Expenses	Q2-21	Q2-20	Net change	%
Interest (income) expense, net	$ 9,036	$ (4,362)	$ 13,398	(307)
Foreign exchange loss (gain)	84,719	135,990	(51,271)	(38)
Intellectual property and other	7,179	410	6,769	1651
Total Other Expenses, net	100,934	132,038	(31,104)	(24)

Other Expenses	YTD 2021	YTD 2020	Net change	%
Interest (income) expense, net	$ 15,151	$ (17,009)	$ 32,160	(189)
Foreign exchange loss (gain)	104,929	(273,527)	378,456	(138)
Intellectual property and other	16,789	8,534	8,255	97
Total Other Expenses, net	136,869	(282,002)	418,871	(149)

Interest (income) expense, net. This category of other expenses includes interest income earned on short-term investments netted by interest expense from lease obligations and long-term debt. Q2-21 interest (income) expense decreased $13,398 compared to Q2-20 as interest rates have decreased, less cash was held in short-term investments and interest expense began to accrue for the HASCAP Loan during Q2-2021.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$. The Company held significant assets in US$ at June 30, 2021 and June 30, 2020, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. At Q2-21, the CDN$ strengthened as compared to the US$ at December 31, 2020, resulting in the corresponding foreign exchange loss for Q2-21. The CDN$ weaken overall versus the US dollar in YTD 2020, resulting in the foreign exchange gain. The CDN$ strengthened versus the US dollar in YTD 2021 resulting in the foreign exchange loss in YTD 2021.

The Company does not currently enter into hedging contracts, but does however use alternative strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

IP and other. This category of other expenses primarily includes costs related to IP filings and research & development activity related to the SFD® technology.

In Q2-21 and YTD 2021, the Company's IP and other expenses were associated with periodic patent maintenance and renewal fees required during this time period.

Income Tax Expense.

There was no income tax expense in Q2-21 or Q2-20.

Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas and geothermal exploration.

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development.

Risk and Uncertainties

Hydrocarbon and geothermal exploration operations involve a number of risks and uncertainties that have affected our financial statements and are reasonably likely to affect them in the future. These risks and uncertainties are discussed further below.

Development, Commercialization and Protection of the Geothermal Right

With the acquisition of the Geothermal Right, the Company will continue to refine and develop the SFD® survey system to commercialize the Geothermal Right. This development requires substantial time and resources, and continued government assistance is not guaranteed. Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. If we are unable to develop and commercialize the geothermal applications of SFD® technologies, or adapt to evolving industry standards and demands, these could have a material adverse effect on our business, financial condition and results of operations.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Debt Service

NXT may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by NXT may impair NXT's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by NXT of its debt obligations. Lenders may be provided with security over substantially all of the assets of NXT. If NXT becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of NXT.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At June 30, 2021, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in the African region and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables and accrued liabilities and entering into United States dollar revenue contracts. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of US$ assets including converting excess US$ to CDN$. As at June 30, 2021, the Company held net US$ assets totaling US$4,124,900. Accordingly, a hypothetical 10% change in the value of one US$ expressed in CDN$ as at June 30, 2021 would have had an approximately $511,331 effect on the unrealized foreign exchange gain or loss for the period.

Interest Rates

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

Tax Rates

Changes in tax rates in the jurisdictions that we operate in would impact the amount of current taxes that we pay. In addition, changes to substantively enacted tax rates would impact the carrying balance of deferred tax assets and liabilities, potentially resulting in a deferred tax recovery or incremental deferred tax expense.

In addition to the above, we are exposed to risk factors that may impact the Company and our business. For further information on these risk factors, please refer to our Annual Information Form, available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows.

	Q2-21	Q1-21	Q4-20	Q3-20
Survey revenue	$3,144,373	$-	$-	$-
Net income (loss)	1,533,206	(1,643,551)	(1,685,210)	(1,502,456)

Income (loss) per share – basic	$0.02	$(0.03)	$(0.02)	$(0.02)
Income (loss) per share – diluted	$0.02	$(0.03)	$(0.02)	$(0.02)

	Q2-20	Q1-20	Q4-19	Q3-19
Survey revenue	$136,566	$-	$-	$1,021,532
Net income (loss)	(1,479,709)	(1,332,301)	(1,775,287)	(774,373)

Income (loss) per share – basic	$(0.02)	$(0.02)	$(0.03)	$(0.01)
Income (loss) per share – diluted	$(0.02)	$(0.02)	$(0.03)	$(0.01)

In Q2-21 revenue was recognized for the Pre-existing SFD® Data Sale. In Q1-21 costs were lower due to lower aircraft costs, a reduction in RSU accruals and less fluctuation of exchange rates. In Q4-20 the Company received the CEWS and the CERS which reduced costs. In Q3-20 the Company received the CEWS and the Scientific Research and Experimental Development Credit ("SR&ED") which also reduced costs. During Q2-20, revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the existing co-operation agreement between NXT and AGV (the "Co-operation Agreement"). In Q3-19, the Company earned revenue from the Nigerian SFD® Survey (as defined below). Excluding Q2-21 and Q3-19, the Company incurred net losses primarily due to incurred survey costs related to aircraft lease and aircraft maintenance costs, G&A expenses and non-cash items like SBCE, which can be a significant expense in any given quarter. More specific details are provided below:

●
in Q2-21 revenue was earned for the Pre-existing SFD® Data Sale and costs were lower due to receipt of the CEWS and the CERS. Additionally there was no business development travel due to restrictions from the COVID-19 pandemic;
●
in Q1-21 costs were lower due to lower aircraft costs, a reduction in RSU accruals and less fluctuation of exchange rates;
●
in Q4-20, costs were reduced primarily due to recognizing $123,105 benefits under the CEWS and the CERS, and due to reduced travel;
●
in Q3-20, costs were reduced primarily due to recognizing $189,135 benefits under the CEWS and the SR&ED, and reduced travel;
●
in Q2-20, $136,566 revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the Co-operation Agreement, and the Company incurred a $135,991 foreign exchange loss partially offsetting the Q1-20 foreign exchange gain described below;
●
in Q1-20, the Company incurred a $409,517 foreign exchange gain as it held significant monetary assets in US$ at March 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, and the CDN$ devalued by approximately 9%;
●
in Q4-19, survey costs were higher as final integration costs from the 2019 SFD® survey in Nigeria (the "Nigerian SFD® Survey") were incurred; and
●
in Q3-19, NXT recognized $1,021,532 of revenue for services rendered in connection with the Nigerian SFD® Survey, compared to $10,954,618 in Q2-19.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Liquidity and Capital Resources
Going Concern

The Q2-21 condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these condensed consolidated interim financial statements have been issued.

The Company is taking further steps to reduce operating costs including payroll and other G&A costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The Q2-21 condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

NXT's cash and cash equivalents plus short-term investments at June 30, 2021 totaled $3.78 million. Net working capital totaled $4.64 million. See the information in the section "Liquidity and Capital Resources – Net Working Capital" for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through our normal practice of obtaining advance payments and progress payments from customers throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except that if the Company were to default on its office lease, the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor.

Net Working Capital

Net Working Capital	June 30, 2021	December 31, 2020	Net Change	%
Current assets (current liabilities)
Cash, cash equivalents and short-term investments	$3,778,614	$ 3,031,407	$ 747,207	25
Accounts receivable	1,871,921	965,548	906,373	94
Prepaid expenses	334,469	77,532	256,937	331
Accounts payable and accrued liabilities	(585,510)	(440,538)	(144,972)	(33)
Contract obligations	-	(127,507)	127,507	100
Current portion of long-term debt	(9,259)	-	(9,259)	(100)
Current portion of lease obligation	(752,235)	(773,465)	21,230	(3)
Total Net Working Capital	4,638,000	2,732,977	1,905,023	70

NXT had net working capital of $4,638,000 as at June 30, 2021.

The increase in net working capital at June 30, 2021 compared to December 31, 2020 was due to cash from receipt of the HASCAP Loan and accounts receivable from the Pre-existing SFD® Data Sale.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Accounts Payable

Accounts Payable	June 30, 2021	Dec 31, 2020	Net Change	%
Trade accounts payable	$ (7,921)	$ (62,872)	$ 54,951	87
Deferred advisor board payable	(23,243)	(23,908)	665	3
Accrued liabilities	(275,739)	(161,742)	(113,997)	(70)
Payable for the acquisition of the Geothermal Right	(15,497)	-	(15,497)	(100)
Vacation pay accrued	(106,445)	(71,699)	(34,746)	(48)
RSU and ESP Plan Liability	(156,665)	(120,317)	(36,348)	(30)
Total Accounts Payable	(585,510)	(440,538)	(144,972)	(33)

Accounts payable increased by $144,972 or 33%, as at June 30, 2021 compared to December 31, 2020 for the following reasons:

●
trade accounts payable decreased by $54,951, or 87%, due to payments of outstanding payables at December 31, 2020 during YTD-2021;
●
accrued liabilities increased by $113,997, or 70%, due to annual professional fee accruals;
●
the amounts payable to Mr. Liszicasz pursuant to the Acquisition increased by $15,497 as the third milestone of the Acquisition became payable as at June 30, 2021. Please refer to the section "Discussion of Operations - Acquisition of the Geothermal Right" for a discussion of the Acquisition;
●
vacation pay accrued increased by $34,746, or 48%, as employees typically take less vacation in the second quarter; and
●
RSU Plan and ESP Plan liabilities increased by $36,348 as accruals were made for the equity compensation plan withholding requirements.

Long-term Debt (HASCAP Loan)

On May 26, 2021 the Company received $1,000,000 from the BDC’s HASCAP Loan. The HASCAP Loan is a $1,000,000 non-revolving ten year term credit facility with an interest rate of 4%. Repayment terms are interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by BDC.

Maturity of long-term debt:
2021	$ 20,000
2022	104,167
2023	146,481
2024	142,037
2025	137,593
2026 to 2031	668,055
Total principal and interest payments	1,218,333
Less interest	(218,333)
Total principal remaining	1,000,000
Current portion of long-term debt	9,259
Non-current portion of long-term debt	990,741

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Cash Flow

Cash Flow - from / (used in)	Q2-21	Q2-20	YTD 2021	YTD 2020
Operating activities	$ 729,564	$(1,097,591)	$(153,756)	$(1,696,781)
Financing activities	1,016,590	(31,357)	1,036,225	(42,515)
Investing activities	(176,617)	834,302	14,644	863,726
Effect of foreign exchange changes on cash	(63,769)	(159,499)	(78,268)	(37,313)
Net use of cash	1,505,768	(454,145)	818,845	(912,883)
Cash and cash equivalents, start of period	2,003,223	2,399,507	2,690,146	2,858,245
Cash and cash equivalents, end of period	3,508,991	1,945,362	3,508,991	1,945,362

Cash and cash equivalents, end of period	3,508,991	1,945,362	3,508,991	1,945,362
Short-term investments, end of period	269,623	2,957,568	269,623	2,957,568
Total Cash and Short-Term Investments, end of period	3,778,614	4,902,930	3,778,614	4,902,930

The overall net changes in cash balances in each of the quarters noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing and investing activities, is as follows:

Operating Activities	Q2-21	Q2-20	YTD 2021	YTD 2020
Net income (loss) for the period	$ 1,533,206	$(1,479,709)	$ (110,345)	$(2,812,010)
Total non-cash expense items	544,989	678,987	990,046	764,477
	2,078,195	(800,722)	879,701	(2,047,533)
Change in non-cash working capital balances	(1,348,631)	(296,869)	(1,033,457)	350,752
Total Cash from (used in) Operating Activities	729,564	(1,097,591)	(153,756)	(1,696,781)

Operating cash flow decreased by $1,827,155 in Q2-21 as compared to Q2-20 due to accounts receivable payments for the Pre-existing SFD® Data Sale and the outstanding accounts receivable from the Nigerian SFD® Survey.

Financing Activities	Q2-21	Q2-20	YTD 2021	YTD 2020
Proceeds from long-term debt	$ 1,000,000	$ -	$ 1,000,000	$ -
Proceeds from the employee share purchase plan	16,590	-	36,225	-
Repayment of capital lease obligation	-	(31,357)	-	(42,515)
Total Cash from (used in) Financing Activities	1,016,590	(31,357)	1,036,225	(42,515)

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

In Q2-21 and YTD 2021, proceeds were received from the HASCAP Loan. Additionally, proceeds were received from employee contributions under the ESP Plan which began in Q4-20. Financing payments in Q2-20 and YTD 2020 were for payments on the finance lease for office equipment which was terminated in Q2-20.

Investing Activities	Q2-21	Q2-20	YTD 2021	YTD 2020
Acquisition of intellectual property	$ (50,310)	$ -	$ (50,310)	$ -
Proceeds from (used in) short-term investments	(126,307)	834,302	64,954	863,726
Total Cash from Investing Activities	(176,617)	834,302	14,644	863,726

Please refer to the section "Discussion of Operations - Acquisition of the Geothermal Right" for a discussion on the Acquisition. Changes in short-term investments were for investments in guaranteed investment certificates to fund operations and investing of excess short-term cash.

Contractual Obligations

The estimated minimum annual commitments for the Company’s lease components as at June 30, 2021:

Lease payment obligations:	Total	2021	2022	2023	2024	2025
Office	$1,560,536	$183,593	$367,185	$367,185	$367,185	$275,389
Office operating costs	969,388	114,046	228,091	228,091	228,091	171,069
Aircraft lease	1,073,508	323,102	750,405	-	-	-
Office equipment	7,650	2,700	4,950	-	-	-
Total	3,611,082	623,441	1,350,631	595,276	595,276	446,458

NXT has the option to extend the term of the aircraft lease by an additional two years for payments of approximately US$22,500 per month. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price will be US$1.45 million.

Long-term Debt (HASCAP Loan)

Please refer to the section "Liquidity and Capital Resources" for a discussion on the contractual obligations for the HASCAP Loan.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs with Interloq Capital (the "Landlord"). If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed in the section "Liquidity and Capital Resources – Contractual Commitments". NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high. Currently, the Company believes that the current operating cost estimate is reasonable and is constant with discussions with the Landlord.

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Transactions with Related Parties

One of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal advice to NXT. A company owned by a family member of an executive officer was contracted to provide presentation design services to the Company.

Fees incurred were as follows:

	Q2-21	Q2-20	YTD 2021	YTD 2020
Legal fees	$ 33,231	$ 80,204	$ 50,611	$ 147,717
Design services	-	-	4,013	-

Accounts payable and accrued liabilities includes a total of $18,503 ($1,570 as at December 31, 2020) payable to Norton Rose Fulbright Canada LLP.

As discussed in the section "Discussion of Operations - Acquisition of the Geothermal Right", the Company acquired the Geothermal Right from its Chairman, President and Chief Executive Officer, Mr. Liszicasz in Q2-21. Accounts payable and accrued liabilities at June 30, 2021 include $15,497 ($NIL at December 31, 2020) payable to Mr. Liszicasz.

 Critical Accounting Estimates

Critical accounting estimates relate primarily to the use of the going concern assumption, estimated useful lives, and the valuation of intellectual property and property and equipment, the measurement of stock-based compensation expense, valuation of deferred income tax assets, and estimates for asset retirement obligations. Estimates and assumptions used are based upon management's best estimate as at the date of the financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates. Descriptions of estimates and assumptions, the methodologies used to calculate such estimates and assumptions, and trends, commitments, events and uncertainties relevant to such estimates and assumptions, are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year-ended December 31, 2020.

Changes in Accounting Policies

The condensed consolidated interim financial statements of NXT for Q2-21 have been prepared by management in accordance with US GAAP. The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2020 available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

Financial Instruments and Other Instruments

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, long-term debt and leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest arising from these financial instruments, but is exposed to significant credit risk with accounts receivable. For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada including, for example, insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

NXT is exposed to foreign exchange risk as a result of holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

As at June 30, 2021 and June 30, 2020, the Company held no derivative financial instruments. For more information relating to risks, see the section titled "Liquidity and Capital Resources – Net Working Capital".

NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021

Outstanding Share Capital

	August 12, 2021	June 30, 2021	December 31, 2020
Common Shares	64,604,553	64,556,305	64,437,790
Options	363,360	450,860	421,000
Deferred Share Units	37,354	37,354	37,354
Restricted Share Units	1,045,000	1,045,000	1,200,000
ESP Plan Shares	88,644	77,074	23,532
Common Shares for the Geothermal Right	300,000	300,000	-
Total share capital and dilutive securities	66,438,911	66,466,593	66,119,676

Disclosure Controls and Procedures ("DCPs") and

 Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer and Chief Financial Officer (together the "Responsible Officers") are responsible for establishing and maintaining DCPs, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's year-end consolidated financial statements and MD&A are being prepared.

DCPs and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCPs include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Responsible Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In evaluating the effectiveness of the Company's DCPs as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company's Responsible Officers concluded that there are material weaknesses in the Company's ICFR that have a direct impact on the Company's DCPs:

●
due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties – NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

●
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues – NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

Given the small size of the Company's finance team, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

The Responsible Officers concluded that, as at June 30, 2021, its ICFR are not effective and as a result its DCPs are not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the Chief Financial Officer engages subject matter consultants as the need arises. There were no changes to the Company’s ICFR in Q2-21.

It should be noted that a control system, including the Company's DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company, including the Company's Annual Information Form, is available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.
NXT Energy Solutions Inc.
MD&A for the period ended June 30, 2021